THE MERGER FUND
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

January 25, 2011

VIA EDGAR

Mr. Vincent Di Stefano
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re           The Merger Fund
File No. 811-03445; S000005158

Dear Mr. Di Stefano:

On behalf of The Merger Fund (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on January 21, 2011 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the letter that the Fund filed with the Commission as correspondence via EDGAR on January 13, 2011 (Accession Number: 0000894189-11-000069).  The Fund’s responses to the Staff’s comments, as numbered in the original letter, are set forth below.

Summary Section of Prospectus

Staff Comment 1: State under Principal Investment Strategies that the Fund has a high portfolio turnover rate.  Include the Fund’s high portfolio turnover rate as a Principal Risk or explain why it is not a Principal Risk.  Regardless of whether the turnover rate is due to the nature of merger arbitrage and that it is disclosed under Portfolio Turnover, the fact that it is high increases expenses, transaction costs and taxes.  Therefore, the Staff believes that it is a Principal Risk and must be disclosed as such.

RESPONSE:

The Fund believes that expenses, transaction costs and taxes are not “risks”, which are potential costs or losses that may or may not happen.  The Fund acknowledges that portfolio turnover increases expenses, transaction costs and taxes, as is already disclosed under Portfolio Turnover, but portfolio turnover also increases returns on shareholders’ investments by allowing the Fund to invest in a larger number of transactions.

Staff Comment 2: Given the Fund’s name, why are investments in corporate reorganizations other than mergers appropriate to include in applying the 80% investment requirement under Rule 35d-1?  The Fund’s response does not adequately support the Fund’s ability to invest in corporate reorganizations other than mergers under its current name.

RESPONSE:

The term “merger” is defined in the prospectus

In the adopting release for Rule 35d-1 under the Investment Company Act of 1940, the Commission stated:

As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.  (Investment Company Act Release No. 24828 (Jan. 17, 2001) at nn. 42-43 and accompanying text)

The term “merger” is defined prominently and consistently throughout the Fund’s registration statement to make clear that the term “merger” refers to merger arbitrage and that merger-arbitrage investments encompass a wide variety of corporate reorganizations other than strictly mergers, including in the following places:

1.	At the beginning of the Fund Summary in the prospectus:

Investment Objective:   The Fund seeks to achieve capital growth by engaging in merger arbitrage.

2.	In the summary section of the prospectus:

Principal Investment Strategies:  Under normal market conditions, the Fund invests at least 80% of its total assets principally in the common stock, preferred stock and, occasionally, warrants of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations.  Merger arbitrage is a highly specialized investment approach generally designed to profit from the successful completion of such transactions.

3.	Under “PRINCIPAL INVESTMENT OBJECTIVES AND POLICIES” in the prospectus:

Merger arbitrage is a highly specialized investment approach generally designed to profit from the successful completion of proposed mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other types of corporate reorganizations.  Although a variety of strategies may be employed depending upon the nature of the reorganizations selected for investment, the most common merger-arbitrage activity involves purchasing the shares of an announced acquisition target at a discount to their expected value upon completion of the acquisition.

4.	Under “INVESTMENT OBJECTIVES AND POLICIES” in the statement of additional information:

Merger Arbitrage

Under normal market conditions, the Fund invests at least 80% of its total assets principally in the equity securities of companies which are involved in publicly announced mergers, takeovers and other corporate reorganizations (“merger-arbitrage investments”).  The Fund will not change this objective without providing shareholders with 60 days’ advance written notice.  Depending upon the level of merger activity and other economic and market conditions, the Fund may temporarily invest a substantial portion of its assets in cash or cash equivalents, including money-market instruments such as Treasury bills and other short-term obligations of the United States Government, its agencies or instrumentalities; negotiable bank certificates of deposit; commercial paper; and repurchase agreements with respect to the above securities.  The Fund may also invest in various types of corporate debt obligations as part of its merger-arbitrage strategy or otherwise.

Although a variety of strategies may be employed depending upon the nature of the reorganizations selected for investment, the most common merger-arbitrage activity involves purchasing the shares of an announced acquisition target at a discount to the expected value of such shares upon completion of the acquisition.  The size of the discount, or “spread,” and whether the potential reward justifies the potential risk, are functions of numerous factors affecting the riskiness and timing of the acquisition.  Such factors include the status of the negotiations between the two companies (for example, spreads typically narrow as the parties advance from an agreement in principle to a definitive agreement), the complexity of the transaction, the number of regulatory approvals required, the likelihood of government intervention on antitrust or other grounds, the type of consideration to be received and the possibility of competing offers for the target company.

Because the expected gain on an individual arbitrage investment is normally considerably smaller than the possible loss should the transaction be unexpectedly terminated, Fund assets will not be committed unless the proposed acquisition or other reorganization plan appears to the Adviser to have a substantial probability of success.  The expected timing of each transaction is also important since the length of time that the Fund’s capital must be committed to any given reorganization will affect the rate of return realized by the Fund, and delays can substantially reduce such returns.  See “Portfolio Turnover.”

The Fund believes that this disclosure reasonably defines what the Fund considers to be “merger” activity for purposes of its investment policy, and is consistent with Section 35(d) of the Investment Company Act and Rule 35d-1 thereunder.

The meaning of the Fund’s name is well-understood in the industry

The Staff has provided guidance to registrants on the application of Rule 35d-1 to various terms used in fund names.  In Frequently Asked Questions about Rule 35d-1 (Investment Company Names), the Staff stated (in developing a definition of the terms small-, mid-, or large-capitalization) that:

[R]egistrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.  Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.

Below are examples of mutual fund rating organizations and financial publications that have defined the Fund’s investment strategy:

This fund uses a merger-arbitrage strategy, buying the stock of acquisition targets and occasionally shorting the acquisitor’s stock.  If the deal closes, the fund makes money.  The fund can also invest in corporate reorganizations; and in certain circumstances, it will use options and invest in corporate bonds.  The fund’s fixed-income positions are usually small, though. Before investing, management researches the strategic rationale behind the merger.  (Morningstar.com, 2010 Has Been a Difficult Year for Merger Arbitrage and this Fund, August 26, 2010)

Merger Fund operates in a Wall Street niche known as merger arbitrage, which aims to capture a small spread on takeover bids in the months between a deal's announcement and consummation. (Barrons.com, The Unflashy, Steady World of Merger Arbs, December 4, 2010)

Merger Fund invests in takeover subjects after an acquisition or merger has been announced.  (Kiplinger.com, The Merger Fund Replaces the Arbitrage Fund in the Kiplinger 25, November 12, 2010)

The Fund believes, therefore, that the term “merger” is widely considered by the mutual fund industry as definitive of the variety of corporate reorganizations described in the prospectus.

The meaning of the Fund’s name is well-understood by the investing public

The Fund is a well known and well respected investment choice for a growing number of shareholders.  The Fund currently has more than 265,000 shareholders.  The Fund receives numerous calls and e-mails on a range of matters concerning the Fund.  The Fund is unaware of a single instance over its 22-year history in which a shareholder or potential investor commented or complained that the Fund’s name is misleading or that the Fund should limits its investments to strictly mergers.

The Fund’s web site prominently displays the following information on its home page:

Welcome to The Merger Fund Website

The Merger Fund is a unique investment vehicle.  Launched in 1989, it was the first mutual fund devoted exclusively to merger arbitrage.

The Fund’s web site explains the Fund’s investment approach as follows under “About The Merger Fund”:

OVERVIEW - INVESTMENT APPROACH

The Merger Fund seeks capital growth by investing the bulk of its assets in companies involved in pending mergers, takeovers and other corporate reorganizations. For most of its investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction. Takeover stocks normally trade at a discount to the deal price because of the time value of money and the risk that the transaction won’t be consummated on its original terms or at all. The size of this discount, known as the arbitrage "spread," is influenced both by general market conditions and by deal-specific considerations that affect the transaction's timing and perceived probability of success.

When investing in an all-cash takeover, the Fund typically attempts to capture the arbitrage spread by establishing a long position in the target company's shares following the deal's announcement—we never invest on rumors. The position is generally held until the deal closes, at which point the target's shares are exchanged for cash. The Fund's holding period may range from a few months to well over a year, although most of the Fund's gains are short-term in nature.

When investing in a stock-for-stock merger involving a fixed exchange ratio, the Fund normally combines a long position in the target with a short position in the acquirer. In this way the Fund is able to "lock in" the arbitrage spread between the two securities and is indifferent to fluctuations in the acquirer's stock price during the pendency of the transaction. Upon completion of the merger, shares in the target are exchanged for the acquirer's shares, and the short position is closed out.

The first Question and Answer under “Portfolio Manager Q&A” on the Fund’s web site is as follows:

Q. How would you describe your investment strategy? Do you stay within this style at all times, or do you modify it as market conditions change?

A. We’re in the merger-arbitrage business. Under normal market conditions, The Merger Fund invests at least 80% of its assets in the equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations. In each case, we purchase these securities at a discount to their expected value upon completion of the transaction, and a variety of hedging strategies are employed in our efforts to limit market-related risk. The mix of deals in our portfolio may change with economic and market conditions, but the fundamental investment strategy remains the same.

The Fund believes that the term “merger” is well understood by the investing public to refer to a range of merger and acquisition activity.  The Fund believes that the term “merger” is more commonly understood than the more esoteric term “arbitrage.”  The Fund does not believe that its name would cause a reasonable investor to conclude that the Fund invests in strategies or investments that are inconsistent with its stated strategies and investments.

Changing the Fund’s name would cause confusion and would be costly to the Fund’s shareholders

The Merger Fund has been the Fund’s name, and merger arbitrage has been the Fund’s investment approach, since 1989.  The Fund estimates that it has undergone more than five routine examinations and eight to ten annual reviews of its registration statement in its 22-year history.  This comment has never been raised by the Staff before.  The Fund believes that to suggest after 22 years that the Fund change its name or limit its investment strategy is not warranted.

The Fund believes that changing its name would cause confusion for its shareholders and fail to distinguish the Fund from other investment companies that engage in merger arbitrage.

The Fund believes that it would be extremely onerous and costly, all of which expense would be borne by the Fund’s shareholders, to require a name change or a change in the Fund’s investment approach which has served the Fund and its shareholders well.

If after reviewing this information the Staff would like to further discuss this matter, we would be pleased to have a conference call to discuss this matter directly.

Staff Comment 4: The Staff noted that if the Fund invests a material portion of its assets in foreign securities, this should be included under Principal Investment Strategies and as a Principal Risk.  The fact that the Fund hedges all currency risk and does not target foreign transactions is irrelevant because hedging currency risk does not eliminate all risks associated with investing in foreign securities.

RESPONSE:

The Fund will move the “Investments in Foreign Securities” disclosure from “Other Risk Factors” to “Principal Risk Factors”.

The Fund will add the following to “Principal Investment Strategies”:

The Fund is permitted to hold both long and short positions in foreign securities.

Staff Comment 5: Explain the market capitalization of deals in which the Fund invests.  Is risk affected by investing in deals with smaller market capitalizations or in less liquid securities?  The Staff believes that a market capitalization of $300 million is small and requires disclosure related to the risk of investing in small capitalization issuers.  In addition, the Fund should explain what is meant by investing in “less liquid” securities (does this mean illiquid securities?) and being able to convert a “majority” of the Fund’s portfolio to cash (specify a percentage).

RESPONSE:

Supplementally, the Fund notes that it currently does not invest in illiquid securities.  The Fund may invest in less liquid securities, meaning stocks having a relatively lower trading volume.

The Fund believes that it could currently convert over 90% of the Fund’s portfolio to cash within five days, and most likely could convert 100% of the Fund’s portfolio to cash within seven days.

The Fund believes that market capitalization is not a relevant risk in the merger arbitrage context because the Fund does not have any directional exposure in these types of investments.  Regardless of the size of an issuer’s market capitalization, the risk to the Fund is the risk of deal termination.

Principal Investment Objectives and Policies

Staff Comment 13: The prospectus states “The Fund engages in active trading and may invest a portion of its assets to seek short-term capital appreciation.”  This statement should be included in the summary.

RESPONSE:

The Fund will comply with this comment.

Risk Factors

Staff Comment 14: Include investments in foreign securities as a Principal Risk in the summary, or explain it is not a Principal Risk.

RESPONSE:

Please see the response to Staff Comment 4.  The Fund will comply with this comment.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bruce Rubin
Bruce Rubin
Vice President and Chief Compliance Officer